UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CHEMOCENTRYX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16383L106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 16383L106	13 D/A4	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Cusip No. 16383L106	13 D/A4	Page 3 of 4

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 23, 2012 (as amended by Amendment No. 1 filed on May 1, 2013, Amendment No.2 filed on August 25, 2016, Amendment No. 3 filed on September 18, 2018, the “Schedule 13D” and as amended by this Amendment No. 4, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). GlaxoSmithKline plc is filing this amendment as a result of the satisfaction of all material closing conditions to an agreement to dispose of all of its shares of Common Stock. The Issuer’s principal executive offices are located at 850 Maude Avenue, Mountain View, California 94043.

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item	4 of the Schedule 13D is amended by deleting the first paragraph under the heading “G. Stock Purchase Agreement” in its entirety and replacing it with the following.

On September 17, 2018, GSK entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Vifor (International) Ltd. (“Vifor”) pursuant to which GSK agreed to sell to Vifor 7,343,492 shares of Common Stock at a price of $11.69 per share, for an aggregate purchase price of $85,845,421.50. The transaction is subject to certain closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which was terminated on October 16, 2018. GSK expects to complete the transaction on October 23, 2018.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a – b) GlaxoSmithKline plc does not beneficially own any shares of Common Stock.

(c) The information included in Item 4 of the Statement is incorporated herein by reference. Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d) GlaxoSmithKline plc does not beneficially own any shares of Common Stock.

(e) October 16, 2018.

Cusip No. 16383L106	13 D/A4	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2018

GLAXOSMITHKLINE PLC

By:	/s/ Simon Dingemans Simon Dingemans Authorized Signatory